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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   September 4, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

RSM COMPLETES TECHNICAL REPORT FOR ITS FONDAWAY CANYON GOLD PROPERTY, CHURCHILL COUNTY, NEVADA

for immediate release

SPARKS, NEVADA, September 3, 2003, Royal Standard Minerals Inc. As part of a program update the resource and exploration potential of its properties in Nevada the Company has recently completed a Technical Report for its most recently acquired project, the 100% controlled Fondaway Canyon gold property located in Churchill County, Nevada.

The Fondaway Canyon gold property consists of 148 unpatented BLM lode-mining claims (approximately 3,000 acres) located on the western slope of the Stillwater Range. Nearly vertical, east-west trending mineralized shear zones host the Half Moon, Paperweight, Hamburger Hill and South Pit gold resources. According to a recently filed report on SEDAR (Strachan, 2003), the Fondaway gold resources include indicated resources of 390,636 tons of 0.428 opt (167, 193 ounces of gold) and inferred gold resources of 372,849 tons of 0.409 opt gold (152,621) ounces of gold at a 0.20 opt cutoff grade.

The vertical extent tested by recent drilling of the higher grade gold mineralized shear zones is greater than 1,000 feet. Horizontal continuation of gold mineralization as at the Paperweight and Hamburger Hill mineralized shear zone is 3,700 feet with widths commonly between 5’-20+ feet. Drilling and assay records indicate that 568 holes have been drilled for a total estimated footage of 200,000 feet of RC drilling and 22,000 feet of core drilling to include 455 reverse circulation, 49 core holes and 64 air track holes. Tenneco Minerals Inc., the most active company drilled approximately 350 holes (130,000 feet) and drove a 500’ adit for sulfide metallurgical sampling during the period 1987-1996. Tenneco also operated a small oxide gold open pit mine for a short time during this period. Nevada Contact Inc. (NCI) acquired the property in 2001 and drilled 11 reverse circulation holes, RSM acquired the property from NCI in early 2003 as part of a property swap with NCI retaining a 1% NSR overriding royalty in the Fondaway Canyon property and $25,000 advance minimum royalty payments to the claim holder until 2006 at which time the payments increase to $35,000 per year that includes a 3% NSR royalty until buyout. There is a buyout option of $600,000 for the owner’s interest.

RSM plans to further drill test the sulfide resource as part of a program to upgrade the indicated and inferred resources on the property. This effort will involve drilling underground within the Tenneco adit along with a surface drilling program. A bulk sampling program for metallurgical analysis of the sulfide resource will also be included as part of an effort to develop a gold recovery process that will achieve the desired results.

RSM management believes that this property has potential to add additional resources within the currently identified deposits as well as the discovery of new oxide and sulfide gold deposits on this large intrusive related, structurally controlled, gold and tungsten mineralized system that extends for more than 12,000 feet on this property.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royal-Standard.com